                                                                      Exhibit 1.
                                                   To Current Report on Form 8-K

FOR RELEASE AT 4:00PM, JANUARY 29, 2001

           ASTROPOWER, INC. ANNOUNCES PRELIMINARY UNAUDITED RESULTS
                 Expects Record Revenue and Earnings for 2000

Fourth Quarter Highlights
-------------------------

 .  Record product revenue of $13.3 million, up 43.6% from the 1999 quarter
 .  Net income of $763,000, reflecting the previously announced effects of the accelerated capacity expansion
 .  EPS on a diluted basis of $0.06


Full year Highlights
--------------------

 .  Record product revenue of $46.6 million, up 48.3% from 1999
 .  Record net income of $3.5 million, up 52.7% from 1999

NEWARK, DE - January 29, 2001 - AstroPower, Inc. (NASDAQ:APWR), a leading supplier of solar electric power products, today announced preliminary unaudited summary fourth quarter and full year financial information for 2000.

                               (in thousands, except per share data)

                                Three Months Ended          Year Ended
                                   December 31,             December 31,
                                -------------------      -----------------
                                2000        1999         2000     1999
                                -------     -------      -------  -------
                                    (unaudited)            (unaudited)

Revenues:
 Product sales                   $13,340      9,293      $46,604   31,428
 Research contract revenues          730        867        3,183    3,216
                                 -------    -------      -------  -------
 Total revenues                   14,070     10,160       49,787   34,644

Income from operations               616        592        3,314    2,508

Net income                          $763        896        3,461    2,267

Net income per share-diluted       $0.06      $0.08        $0.27  $  0.22


Product revenues for the three months ended December 31, 2000 were $13,340,000, an increase of 43.6% from the similar 1999 period. In July 2000, the Company announced an acceleration in its expansion plans in view of strong demand in the photovoltaic market. Product gross margin for the fourth quarter is expected to be approximately 29.5%, as compared to the third quarter level of 30.1%, as a result of the costs of our ongoing capacity expansion. These costs include building infrastructure, hiring new people, and training. This expansion increased our nameplate manufacturing capacity to approximately 35 megawatts at the end of 2000, from approximately 16 megawatts at the end of 1999.

With respect to operating expenses, product development costs are expected to increase slightly from third quarter 2000 levels, while general and administrative expenses and selling expenses are expected to decline slightly from third quarter 2000 levels.

The Company's effective income tax rate in the fourth quarter is expected to be approximately 15% as a result of a continued strong level of international shipments.

Accounts receivable at December 31, 2000 are expected to increase by less than 10% over the year-end 1999 balance, which is significantly less than the increase in revenues for the year. Inventories at December 31, 2000 are expected to increase at a pace slightly in excess of the growth in product revenues, due to increases in the Company's raw material inventory to support its growth. Capital equipment expenditures for the year ended December 31, 2000 are expected to approximate $7 million. Cash flow from operations for the year is expected to be positive.

The financial results contained in this announcement are preliminary and are subject to completion of AstroPower's financial audit. Final results for the fourth quarter and the year may vary. AstroPower expects to release its more detailed financial results in late February. There will be no conference call for this summary financial information. Prior to the release of our final results, we will announce the date and time for our conference call.

About AstroPower
----------------

AstroPower develops, manufactures, markets and sells a range of solar electric power generation products, including solar cells, modules, panels and our SunChoiceTM pre-packaged systems for the global marketplace. Solar electric power systems provide a clean, renewable source of electricity in both off-grid and on-grid applications.

                               ~~~~~~~~~~~~~~~~~~

This press release contains forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements involve risks and uncertainties, as described in the Company's registration statement and periodic reports filed with the Securities and Exchange Commission. As a result, there can be no assurance that the Company's future results will not be materially different from those projected. The projections contained herein speak only of the Company's expectations as of the date of this press release. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which such statement is based.

For more information, contact:

Allen M. Barnett / Thomas J. Stiner
AstroPower, Inc.
302-366-0400